[Letterhead of Winston & Strawn LLP]

WRITER’S DIRECT DIAL

(312) 558-6375

October 23, 2009

BY FEDERAL EXPRESS

Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C.  20549-4631

Re:	Nuveen Investments, Inc.
Registration Statement on Form S-4
File Number 333-159221

Dear Ms. Long:

On behalf of Nuveen Investments, Inc. (“Nuveen Investments” or the “Company”), set forth below are the Company’s responses to the comments contained in the Staff’s letter to the Company dated October 19, 2009 relating to the Company’s Registration Statement on Form S-4 filed with the Commission on May 13, 2009, as amended by Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on August 24, 2009 and by Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on October 9, 2009 (the “Registration Statement”).  For convenience of reference, the full text of the comments in the Staff’s letter has been reproduced herein.  As discussed with the Staff on October 21, 2009, please note that the Company intends to provide subsequently to the Securities and Exchange Commission (the “Commission”) an Amendment No. 3 to the Registration Statement (“Amendment No. 3”) reflecting the changes discussed below, and hereby advises that it will file concurrently at such time an electronic version of Amendment No. 3 through the EDGAR system of the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aggregate Contractual Obligations, page 63

Comment No. 1:

Please revise to include a totals line item at the bottom of each column of the contractual obligations table.  See Item 303(a)(5) of Regulation S-K.

Response:                     The Company advises the Staff that it will revise the prospectus on page 63 in Amendment No. 3 to provide the additional disclosure requested by the Staff.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation, page F-9

Comment No. 2:

We note your response to comment nine from our letter dated September 3, 2009.  Your disclosure on page F-18 indicates that you manage your business, prioritize resources, and internally report on the basis of the four reporting units.  Therefore, it is unclear to us why you state in your response that you have defined the four reporting units only for purposes of the SFAS No. 142 goodwill impairment test.  Please address these apparent inconsistencies in your statements and disclosures.  Additionally, please provide us with copies of the reports received by your chief operating decision maker to make operating decisions, assess performance and allocate resources (you should provide reports at least for the year ended December 31, 2009 and the three and six months ended June 30, 2009).  If you wish to have a portion of this information treated as confidential, please refer to Rule 83 of the Freedom of Information Act.  Please refer to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act if you plan to seek return of any information.

Response:                     The Company advises the Staff that it sent to the Staff via overnight courier on October 22, 2009 copies of the reports requested by the Staff and requested that such reports be treated as confidential.  In addition, the Company advises the Staff that it will revise the prospectus on page F-18 in Amendment No. 3 to replace the fourth full paragraph with the following paragraph:

“For purposes of the impairment test only, the Successor has utilized four reporting units.  These reporting units are one level below the Company’s operating segment and were determined based on how the Company manages its business, including internal reporting structure and management accountability.  While the Company maintains and reports sales, net flows, assets under management, revenue and performance by product group (e.g., managed accounts, mutual funds, closed-end funds), it does not manage expenses by product group.  Due to the Company’s centralized structure the Company does not have discrete financial information by product line.  Allocations of costs were made to the four reporting units for purposes of the impairment test using various estimates and assumptions.”

Note 12 — Consolidated Funds, page F-46

Comment No. 3:

Your revised disclosures on page F-47 in response to comment 10 from our letter dated September 3, 2009 indicate that MDCP Holdco (Windy), LLC shares a large part of the risk and rewards of Symphony CLO V because they own Symphony’s first and second loss tranches.  However, it remains unclear to us how you considered paragraphs 16 and 17 of FIN 46(R) in determining that, within the related party group, you (and not MDCP Holdco (Windy), LLC) were mostly closely associated with Symphony CLO V and therefore you were the primary beneficiary, resulting in consolidations of Symphony CLO V in your financial statements.  Please provide us with your analysis demonstrating how you determined that you (and not any other member of the related party group) were the primary beneficiary of Symphony CLO V during the periods presented.

Response:                     The following sets forth the Company’s analysis, as requested by the Staff, as to how it determined that it was the primary beneficiary of Symphony CLO V:

Background

On June 19, 2007, Nuveen Investments entered into an agreement under which a group of private equity investors led by Madison Dearborn Partners, LLC (“MDP”) agreed to acquire all of the outstanding shares of Nuveen Investments.

Symphony CLO V, Ltd. (“Symphony CLO V” or “the fund”) is a Cayman Islands exempted company incorporated with limited liability on February 27, 2007.  Symphony CLO V’s operations commenced on December 13, 2007.  The purpose of the fund is to invest in a diverse portfolio of investments, including bank loans, high yield securities, participation interests, synthetic securities and structured finance obligations.  The overall objective of the fund is to generate current income as well as long-term capital appreciation.

Symphony CLO V entered into an investment management agreement with Symphony Asset Management, LLC (the “Portfolio Manager”).  The Portfolio Manager is a subsidiary of Nuveen Investments.  The Portfolio Manager has exclusive responsibility for the management of the fund.

An affiliate of MDP, namely, MDCP Holdco (Windy), LLC (“MDCP Holdco”), is the majority equity holder of Symphony CLO V.  As an owner of Symphony CLO V’s first and second loss tranches, MDCP Holdco shares a large part of the risks of Symphony CLO V.  MDCP Holdco also receives direct rewards from Symphony CLO V through cashflow that is paid directly to MDCP Holdco.

Application of FIN 46R

Under FIN 46R, the Company has determined that the fund is a variable interest entity (“VIE”) due to the nature of its operations and capital structure.  As discussed below, the Company’s principal variable interest is the asset management contract with the Portfolio Manager.  In addition, the Company’s related party, MDCP Holdco, has as its variable interest a majority position in the equity of the fund.

Application of Paragraphs 16 and 17 of FIN 46(R)

MDCP Holdco is considered a related party of Nuveen Investments under FIN 46(R) and, as required by FIN 46(R) paragraph 16, Nuveen Investments is treating variable interests in Symphony CLO V held by its related parties (specifically MDCP Holdco) as its own.  In aggregating the asset management contract of the Portfolio Manager along with the majority equity residual held by the Company’s related party, the Company has determined its related party group to be the primary beneficiary.  Paragraph 17 of FIN 46(R) further requires that the entity within the related party group that is most closely associated with the variable interest entity be determined to be the primary beneficiary.  The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and is based on an analysis of the relevant facts and circumstances.  The Company considered all the relevant facts and circumstances and these were the key factors that influenced its decision:

•                  As the investment manager, Symphony Asset Management, LLC, a subsidiary of Nuveen Investments, directs the day to day activities of the entity, including the making of investment decisions for the entity which is the primary activity that drives the economic success of the fund.

•                  As the investment manager, Symphony Asset Management, LLC, receives management and incentive fees from the entity.

•                  As the overall decision maker for the entity, Symphony Asset Management, LLC has primary control of the entity.

Note that in applying judgment related to the application of the “most closely associated” standard, the Company believes it is important to place a heavier weight on “control” as would be required if the Company were evaluating this entity in the voting model.

Based on these key factors, in the Company’s judgment, it believes that Nuveen Investments is most closely associated with Symphony CLO V for purposes of FIN 46(R) despite having no equity interest in Symphony CLO V.

*  *  *

If you should have any questions or comments about any of the items responded to in this letter, please call me at (312) 558-6375.

Finally, we appreciate the prompt assistance that the Staff has provided Nuveen Investments and its advisors.

Sincerely,

/s/ Matthew D. Costigan

cc:	Andrew Schoeffler, Senior Staff Attorney
Chambre Malone, Staff Attorney